Kelda Group plc
Western House
Halifax Road
Bradford BD6 2SZ
Tel +44 (0)1274 600111
Fax +44 (0)1274 608608
www.keldagroup.com

KeldaGroup

SEC MAIL PROCESSING
RECEIVED
JUN 14 2007
WASH. D.C.
186 SECTION

Securities and Exchange Commission
450 Fifth Street N.W.
Washington
D.C.20549
U.S.A.

07024564

Our Ref: LB/CS/24/3

Your Ref: 82-2782

7 June 2007

SUPPL

Dear Sirs

RE: Stock Exchange Announcement

Please find enclosed copies of a stock exchange announcement issued on behalf of Kelda Group plc as follows:

- Preliminary Announcement of audited results for the year ended 31 March 2007.

This document is being made pursuant to Rule 12g3 – 2 (b), please note the file number for your reference 82-2782.

Yours faithfully

L. Bryenton

Lesley Bryenton
Shareholder Relations Officer

PROCESSED
JUN 21 2007

Encl.

Regulatory Announcement

Go to market news section

Company	Kelda Group PLC
TIDM	KEL
Headline	Final Results
Released	07:00 07-Jun-07
Number	PRNUK-0606

KeldaGroup

KELDA GROUP PLC

Preliminary Announcement of audited results
for the year ended 31 March 2007

* Positive year for the group with profit after tax from continuing operations increasing by 8.1%

* Yorkshire Water continued to improve levels of operational and customer service and was named 'Utility of the Year' for the third consecutive year

* Yorkshire Water again recognised by Ofwat as the most efficient water and sewerage company

* Further profit growth in UK Service Operations from Kelda Water Services

* Sale of Aquarion regulated business announced on 1 May 2007

* Completion of balance sheet restructuring anticipated early July 2007

* Full year dividend up 6.3% to 32.25p per share; final dividend 23.0p per share proposed

KEY FIGURES

	2007	2006	Increase
Group turnover from continuing operations	£878.9m	£825.4m	6.5%
Group operating profit from continuing operations	£338.2m	£315.4m	7.2%
Profit after tax from continuing operations	£171.7m	£158.9m	8.1%
Basic earnings per share from continuing operations	48.1p	42.8p	12.4%
Dividend declared for the year	32.25p	30.35p	6.3%
Group net debt	£2,104m	£1,954m	7.7%

Commenting on the results, the Chairman John Napier, said: 'A strong second year result with a good all-round performance in all areas of efficiency, service, regulatory compliance and out-performance which we are confident that we can sustain.'

For further information contact

June 7 Kevin Whiteman 020 7155 4241

	Martin Towers, Kelda Group	020 7155 4241
	Peter Hewer, Tulchan Communications	020 7353 4200
After June 7	Kelda Group Press Office	01274 692954

A copy of this preliminary results announcement will be available on the Kelda Group website from 8am this morning at www.keldagroup.com

CHAIRMAN'S STATEMENT

In this second year of the 2005 - 2010 price determination, I am pleased to report continuing progress in our core UK water and waste water operations and the completion of the sale of our USA regulated water interests now finalised following receipt of the required USA regulatory approvals. We have also already given notice of our intent to improve our balance sheet and capital efficiency by making a related return of £750m to shareholders by means of what is known as a B share scheme. These actions are consistent with our policy of focus on water and waste water operations where we can maximise our leverage and expertise to reduce costs, achieve regulatory out-performance and improve service standards and regulatory compliance. This focus benefits our customers in the long run as regulatory out-performance reduces prices into the future and capital efficiency is necessary to meet regulatory and shareholder expectations.

The performance of Yorkshire Water continued to progress strongly. YW was recognised as the most efficient water and sewerage company in the UK. When service and overall compliance is taken into account it maintained its top 2 ranking in OFWAT's overall performance assessment (OPA) which compares the performance of water companies. The results included a reduction in pollution incidents and a 100% compliance of waste water installations. There was also a best ever performance on bathing beach standards and our leakage reduction targets were met in full.

The success of YW reflects not only the continuing efforts of everyone at Kelda as part of our commitment to being the `best in class' but our focus on technology and better ways of working involving our major contract partners. We continue to develop applications to minimise disruption to customers when there are interruptions to supply and have increased the electronic monitoring of underground assets seeking to anticipate rather than just react to service breakdowns. In particular I would like to report on the technology success in our Loop Customer Service Operation of a complete replacement of our computer based billing systems which was achieved over a three year period with no loss of continuity of service or disruption.

The advances we have made help us to develop and expand our third party contract services business KWS, which has benefited from the full year effect of earlier contract wins. We are on plan with the building in Northern Ireland of 4 water treatment plants. The KWS business now has revenues of £123m per annum and has grown organically to this level from a standing start over the last 5 years. The smaller operations Loop Customer Services and KeyLand also performed well.

The completion of our sale of our USA regulated water operations took longer than anticipated but was announced as completed following regulatory approvals on 1 May 2007.

This sale in the USA has provided an opportunity to intensify our focus strategy and address issues of balance sheet efficiency. The sustainable optimum cost of capital is achieved by having gearing levels close to the upper range of regulatory borrowing assumptions in the price determination. This will be achieved by making a capital return to shareholders of £750m, utilising a

combination of the net sale proceeds of Aquarion and increases in our long term debt. We also took the opportunity to reduce our pension deficit by making a one time £50m contribution. This will be an addition to the contribution agreed under the regulatory determination. The mechanics of the return of capital to shareholders may seem complex to some shareholders for which I apologise. The use of a B share approach is commonly used because it offers choice to shareholders.

The financial performance for the year was strong in the continuing operations with profit after tax up 8.1%. The principal contributor was YW which benefited from a regulatory price increase. It did however incur a very significant increase in energy costs which was mitigated by further increases in efficiency and reductions in cost in other areas. YW continued to out-perform the regulatory targets and given this second year result we plan to achieve a 7.5% capital expenditure out-performance over the 5 year regulatory period ending in 2010. We also invested £362.7m in the year in upgrading our clean and waste water assets.

The achievement of a 12.4% improvement in earnings per share on continuing operations linked to further sustainable progress in our performance has allowed the Board to recommend a final dividend of 23.0p per share. This will make the full year dividend 32.25p an increase of 6.3% which is within the regulatory framework that allows a 2% growth in real terms.

On other important matters our commitment to excellence, efficiency and service is also matched by our focus on wider environment and community support opportunities. We continue to take the lead in encouraging our own and contract partner staff in community volunteering. We regularly review and maintain a balance between public access, conservation and security of our moor land water catchment areas optimising opportunities for access and leisure. We have completed the drinking water initiative in primary schools, Cool Schools, and are now developing a series of healthy eating and energy and environmental awareness initiatives which we hope to roll out in the coming year. Our range of community actions together with improvements in our customer service standards has raised our standing to platinum status in the Sunday Times Top 100 Companies that Count based upon Business in the Community's Corporate Responsibility Index.

There was further external recognition of our achievements when our Chief Executive Kevin Whiteman was named Business Leader of the Year at the National Business Awards. We also gained an unprecedented third consecutive award as Utility Company of the Year. Kevin would be the first to acknowledge that these achievements depend on the commitment and support of everyone in the company and our contract partners. On behalf of our shareholders the Board would like to congratulate everyone for this magnificent achievement and thank them for their continuing commitment and support.

On Board matters generally, following the completion of the US sale Rich Schmidt our US based Non Executive Director will be retiring from the Board at the AGM. The Board would like to thank Rich for his services to the company. The Audit Committee and the Board also undertook a review of auditors which resulted in PricewaterhouseCoopers being recommended for appointment as auditors with effect from the year ending 31 March 2008. I would like to thank the outgoing auditors Ernst & Young for their support and contribution made to the company in their 11 years as auditors to the group.

In summary a strong second year result with a good all-round performance in all areas of efficiency, service, regulatory compliance and out-performance which we are confident that we can sustain. We are on plan to execute our capital investment programme of £1.6bn over the regulatory period. We also look forward to further growth in our KWS third party contracting business. The current and expected results depend upon commitment, excellence and hard work. We continue to set ourselves demanding standards of performance.

John Napier
Chairman

CHIEF EXECUTIVE'S REVIEW

It has been another successful year for the Kelda Group. Our continuing strategy to focus on our core UK water and waste water business has delivered further value for our shareholders and improved service for our customers.

Group profit after tax from continuing operations has increased by 8.1% to £ 171.7m on turnover up 6.5% to £878.9m. Basic earnings per share from continuing operations have increased 12.4% to 48.1p and it is proposed that our full year dividend is increased 6.3% to 32.25p per share.

Staying focused has led to another strong year for Yorkshire Water and we have again demonstrated market leading operational and customer service performance. In addition, Kelda Water Services business (KWS) has continued to make good progress and the sale of our US regulated water business Aquarion means Kelda is now entirely focused on its UK water and waste water operations. All our energies are now directed at continuing to be clearly the best in the UK at what we do.

Yorkshire Water has continued to improve both its operational and customer service during a challenging year for the UK water industry overall. We are pleased with the progress which has been made through our continuing drive to run an efficient operation and to out-perform.

Kelda's approach is to strike the right balance by providing a satisfactory return for shareholders, an improved service for customers and environmental improvements. Over recent years, this approach has delivered benefits for all and will continue as we approach the next price review in the UK.

Striking the right balance in Yorkshire

Yorkshire Water had a strong year, improving its efficiency and overall service levels and gaining external recognition as `Utility of the Year' for the third successive year.

Both operating and capital costs are better than target, despite high energy prices. The company was again named by Ofwat as the UK's most efficient water and sewerage company, with four `A' ratings for efficiency. As a result, Yorkshire Water remains on target to out-perform the rest of the current price review.

Customers are central to the company's philosophy and our aim is to provide a quality of service which is significantly better than any other UK utility. In 2006/07 Yorkshire Water improved its score in Ofwat's annual Overall Performance Assessment (OPA) for the ninth successive year.

Ofwat's report shows that the company continues to deliver an improved level of service, including a reduction in pollution incidents and 100% waste water treatment works compliance. We have also achieved our best ever bathing beach performance, with 7 Blue Flags awarded to the region's beaches.

By applying new technology, Yorkshire Water also made dramatic reductions in customer interruptions and street excavations. For example, in 2006/07 the company achieved a 32% reduction in interruptions to supply.

The last year has also been an excellent one for delivering water supply security. The company met its leakage targets for the tenth consecutive year.

We expect a similar performance in 2007 and will continue to set ourselves challenging targets around customer service, value and compliance to maintain the momentum which we have developed over recent years.

UK clean and waste water focus

In selling our US water business Aquarion we will become a group focused on our UK water and waste water businesses.

Over recent years our strategy has been to divest non-core activities and many other companies in the sector have also followed suit.

Kelda Water Services (KWS) enjoyed another good year and now operates major clean and waste water contracts across the UK. With its growing track record, skills and experience, KWS is now established as a key player in the UK market for outsourced clean and waste water services. Our aspiration is to continue to grow in this developing market by further leveraging of our core skills.

Financial efficiency

The sale of Aquarion also allows us to undertake some prudent financial management and improve the efficiency of our balance sheet. To this end, we have received shareholder approval to return approximately £750m of capital to shareholders by way of a B share scheme and share consolidation.

The effect of our plans is to increase the Yorkshire Water net debt to approximately 60% of the Regulatory Capital Value, which is in line with the 55-65% range assumed by Ofwat in the 2004 Final Determination.

Dividends in respect of the year ending 31 March 2008 will be adjusted to take account of the return of capital. For the current regulatory period to 2010, we also plan to retain our policy of growing dividends by 2% real, in line with regulatory expectations.

This structure will have the effect of bringing our financial efficiency in line with our operational efficiency and will continue to provide Kelda with the right balance of risk and flexibility.

Getting the balance right

Whilst Kelda is leading the way for customer service, efficiency and value, we also concentrate on wider issues which are important to our employees, the environment and society.

The continued success of Kelda is thanks to the professionalism and dedication of our people and I would like to take the opportunity in this report to thank them for their hard work over the last year. It is their continuing commitment at all levels within our organisation which generates new ideas and momentum to deliver improvements.

We also want to improve our environmental performance and will go beyond compliance where we believe the benefits exceed the cost. Over the last year Yorkshire Water has committed to invest over £20m in renewable energy, including wind turbines, combined heat and power and hydro generation.

We recognise that we also have an important role to play in society and over the last year we have improved recreational facilities at our key reservoir sites, including new routes and paths for customers and trails suitable for wheelchair access. We also remain committed to volunteering, with one in three of our people making a real difference in the community.

As we begin to develop our plans for the new investment period and beyond, the views of our customers and stakeholders will be crucial in helping to shape our thinking. Kelda is well placed to continue to build on the successful progress of previous years.

Kevin Whiteman

FINANCIAL REVIEW

Group operating profit from continuing operations

Group turnover from continuing operations, including share of associates and joint ventures, increased by £53.5m (6.5%) to £878.9m (2006: £825.4m) for the full year. This was driven by a £47.3m (6.8%) increase in UK regulated turnover following the 7.7% tariff increase at Yorkshire Water. Turnover from UK Service Operations, including associates and joint ventures, has increased by £7.3m (5.9%) to £130.9m (2006: £123.6m).

Group operating profit from continuing operations increased by £22.8m (7.2%) to £338.2m. Yorkshire Water's dominant contribution accounts for £332.7m (2006: £ 312.7m) of group operating profit from continuing operations. Yorkshire Water's 6.4% (£20.0m) increase in regulated operating profit was driven by the tariff increase and good cost control, providing funds to finance the ongoing capital expenditure programme.

UK Service Operations has also grown its profitability to £10.7m (2006: £9.1m) which includes strong operating performance from existing businesses. Operating profit margin has increased from 7.4% to 8.2%.

KeyLand profitability increased by £1.3m in the year to £4.3m. This was due to the timing of property sales and is closer to historic levels of profit.

Profit before taxation

Profit from continuing operations before taxation has increased by 7.5% to £ 241.2m (2006: £224.3m).

The increase in net interest expense of £5.9m to £97.0m (2006: £91.1m) reflects increased levels of net debt funding the ongoing capital programme and the share buyback of £59.3m from the first half of the year. Total net interest expense includes a net £6.9m receivable (2006: £2.0m) relating to pension fund assets and liabilities, comprising £45.7m expected return on pension scheme assets and £38.8m interest on pension scheme liabilities.

Taxation

The group tax charge relating to continuing operations of £69.5m (2006: £65.4m) includes £49.6m (2006: £53.5m) in respect of the current tax charge, a prior year credit of £2.9m (2006: £3.0m) and £22.8m (2006: £14.9m) in respect of the deferred tax charge. The underlying effective tax rate excluding prior year adjustments of 30% can be analysed as 21% in respect of the current tax charge and 9% in respect of deferred tax.

Discontinued operations

The group announced on 1 May 2007 that it had completed the disposal of its US regulated water supply business, Aquarion. We believe that exiting the US market is in the best interests of our shareholders and following a number of years of operational and efficiency improvements, the new owners have acquired a well run and efficient business and Aquarion have secured a long term quality owner.

The results of our US operations are presented as a discontinued business as required by IFRS 5. Turnover of £99.4m (2006: £104.2m) is broadly comparable with the previous year in dollar terms. Operating profit of £41.6m has the benefit of £12.7m depreciation not charged to operating profit under IFRS 5. On a like for like basis, the 2006 operating profit of £32.8m after depreciation compares with a 2007 equivalent of £28.9m. The overall loss for the year on the discontinued US operations is £20.4m, having made an impairment charge to

recognise the exit from USA (see note 4).

Earnings per share and dividends

Basic earnings per share from continuing operations are 48.1p (2006: 42.8p).

An interim dividend of 9.25p (2006: 8.75p) was paid on 5 January 2007. The board is recommending the payment of a final dividend of 23.0p (2006: 21.60p) to make a total dividend for the year of 32.25p (2006: 30.35p). The increase in the dividend of 6.3% is in line with regulatory assumptions of 2% growth in real terms. Subject to approval at the AGM on 1 August 2007, the final dividend will be paid on 31 August 2007 to shareholders on the register on 15 June 2007.

Dividend cover is 1.7 times (2006: 1.6 times). This is based on dividends declared and excludes impairment charges, but includes results for discontinued operations.

Cash flow and balance sheet

As previously announced in connection with the proposed return of capital, in March 2007 a special contribution of £50m was made to the group's UK pension scheme. As at 31 March 2007 the group's UK pension surplus under IAS 19 was £ 7.3m (2006: deficit of £62.1m). The pension scheme actuaries are undertaking the triennial actuarial valuation as at 31 March 2007. There has been a pensions charge against profit from continuing operations of £12.1m (2006: £ 15.3m).

Net debt of £2,104.3m at year end (2006: £1,953.6m) increased during the year by £150.7m. The increase in borrowings includes the impact of the ongoing capital programme, the buy back of 7.8m shares for cancellation at a cost of £ 59.3m and the £50m payment into the pension scheme. Dividend payments were £ 109.7m (2006: £109.4m). At 31 March 2007, the group had unused committed borrowing facilities amounting to £831m.

This movement in net debt resulted in the ratios calculated using funds from operations, net of taxation being 4.7 times (2006: 4.2 times) when compared with interest, and 23% of net debt (2006: 23%). The group continues to enjoy sound investment grade credit ratings.

Year end balance sheet gearing is 59% (2006: 57%). A dividend was paid from Yorkshire Water to Kelda Group plc in preparation for the return of £750m to shareholders in July 2007. This has increased Yorkshire Water net debt to RCV to 60.6% (2006: 42.5%). As part of this transaction Yorkshire Water has successfully raised £600m in the long term sterling bond markets, split £350m in the fixed rate market and £250m of index linked debt, since the year end.

Change of auditors

In accordance with best practice of corporate governance, a review of the auditors was completed. This has resulted in PricewaterhouseCoopers LLP being selected for appointment as the group's auditors with effect from the year ending 31 March 2008. I would like to take this opportunity to thank the outgoing auditors, Ernst & Young LLP, for their professionalism during their 11 years as auditors of the group.

Martin Towers
Group Finance Director

OPERATING REVIEW

YORKSHIRE WATER

Regulatory performance

Regulated turnover increased by 6.8% to £741.1m (2006: £693.8m) and operating profit increased by 6.4% to £332.7m (2006: £312.7m). This year on year improved performance reflects tariff increases and the delivery of further efficiencies. Yorkshire Water will still outperform Ofwat's operating cost targets by £2m, even after absorbing considerable increases in energy prices. 2007/08 electricity has now been purchased at a cost significantly higher than that allowed in the determination, but at a lower level than that seen in 2006/07. The company is implementing initiatives to reduce the impact of the continuing high energy costs.

Regulated capital investment for the year was £362.7m (2006: £330.6m). The investment continues to be directed at the upgrading of the region's clean and waste water infrastructure. The capital programme continues to go well with all regulatory outputs delivered on or ahead of schedule and we are on track to achieve our planned 7.5% out performance of Ofwat's expenditure targets.

Ofwat again confirmed Yorkshire Water as the most efficient water and sewerage company in the UK. The company was awarded four `A' ratings for the efficient way it runs its water and waste water operations.

Customer service

Yorkshire Water continued to improve levels of operational and customer service in Ofwat's Overall Performance Assessment (OPA), with an increase in score for the ninth consecutive year. The report confirmed that the company achieved the highest grades available in all categories of service indicators.

This has been an excellent year for delivering water supply security and further improving our customers' confidence in the company's management of water resources. The company continued to achieve leakage reduction targets.

A number of significant initiatives in both the clean and waste water businesses are already delivering improvements in service and efficiencies.

The biggest technology project within the company in the last five years was successfully delivered in November 2006. A new more customer focused billing system replaced a 25 year old system and has run well since. This area of technology change has been notoriously difficult for other utility companies and we are pleased to report that our project was delivered on time, on budget and with no customer impact.

Environmental performance

All suppliers working with Yorkshire Water are now assessed using the company's own Environmental Vendor Evaluation System, which contributed towards the company achieving ISO14001 accreditation for every aspect of its operations.

Good progress was also made towards improving the condition of Sites of Special Scientific Interest (SSSIs) on Yorkshire Water land. In addition, 7 Blue Flags were awarded to the region's beaches, a best ever performance. We also achieved 100% waste water treatment works compliance. The total number of pollution incidents reduced year on year. We will be investing further capital and resource in 2007 to reduce the stubborn but small number of more serious pollution incidents.

Social impact

We achieved platinum status in the Sunday Times Top 100 Companies that Count 2007 report, based on Business in the Community's Corporate Responsibility Index. The report benchmarks companies' performance against a range of social, ethical and environmental issues. The company, which achieved its highest ever score of 97%, achieved outstanding performance in the areas of community, environmental, workplace and customer management.

During the year Yorkshire Water increased the percentage of its people being involved in community volunteering to 38%. Our volunteers were involved in a range of activities including Cares initiatives, Right to Read and Numbers Partners, often being supported by colleagues from our service partners.

The Cool Schools campaign has concluded successfully. At the end of the initiative, more than 1,400 coolers have been installed in 750 schools. New projects to work with schools are being planned for the near future.

Yorkshire Water continued to be recognised for its environmental efforts, collecting two Green Apple environment awards and a Big Tick re-accreditation for its Environmental Management System.

Employees

The progress and momentum generated over recent years is directly attributable to the talent, commitment and enthusiasm of Yorkshire Water's people - and particularly their response to change. New technology and ways of working have been carefully introduced and adopted over recent years and today, innovation is seen at work throughout the business, improving customer service and job satisfaction.

Yorkshire Water's commitment to creating a skilled and motivated workforce is seen in its investment in training, with over 250 managers and service partner representatives taking part in extensive leadership development programmes during the year.

UK SERVICE OPERATIONS

UK Service Operations comprise Kelda Water Services (KWS), Loop and Safe-Move. Operating profit increased to £10.7m (2006: £9.1m) mainly reflecting the continuing strong operating performances of existing businesses.

Kelda Water Services

KWS provides a clear focus for Kelda's UK non-regulated water and waste water contract operations businesses. It has grown in the last five years from nothing to a £123m turnover business and has established a proven track record of winning contracts and delivering on its commitments on service, operations and financial returns. KWS continues to seek new growth opportunities in its area of operation.

2006/07 saw KWS operating across the UK through its subsidiaries and associate undertakings:

- Aberdeen Environmental Services (AES), which is 45% owned by KWS, manages four waste water plants in Aberdeenshire under a 25 year contract. Grampian Waste Water Services, a wholly owned subsidiary of KWS, operates the contract.

- A successful second full year has been completed in the contract to provide waste water operations and maintenance services to Welsh Water (Dwr Cymru), involving the operation of 570 waste water plants and over 13,000km of sewer network.

- KWS is a 50% shareholder in Brey Utilities, which runs a 25 year contract with the Ministry of Defence. Delta Water Services, a wholly owned subsidiary of KWS, provides sub contracted operational and maintenance services to over 80% of Brey's sites.

- Dalriada Water, a joint venture, is currently progressing well on its building of four water treatment works and associated infrastructure following the successful award of Project Alpha by Water Service Northern Ireland.

Loop

Loop Customer Management Limited specialises in cost effective customer relationship management. The company's main contract is to provide customer service support to Yorkshire Water. Over the last year Loop helped Yorkshire Water to achieve some of the best levels of customer service and the best performance in revenue collection in the water industry. Loop also made a significant contribution to the highly successful implementation of the new Yorkshire Water billing system.

Safe-Move

Safe-Move is a non regulated business which provides search information to solicitors and conveyancers, including information covering drainage and water services.

KEYLAND

Operating profit increased by £1.3m in the year to £4.3m (2006: £3m) which is closer to historic levels of profitability. The decrease in the prior year was due to the timing of property sales and planning applications. Net assets of KeyLand were £30.8m at the end of March 2007 (2006: £32.8m).

The primary source of revenue continues to be from the disposal or development of brown field sites. The timing of sales is impacted by the planning process.

Group Income Statement

	Note	Year ended 31 March 2007	Year ended 31 March 2006
		£m	£m
Turnover: group and share of associates and joint ventures	2	878.9	825.4
Share of associates' and joint ventures' turnover		(46.3)	(46.0)
		-------	-------
Group turnover		832.6	779.4
Operating costs		(494.6)	(464.9)
		-------	-------
Group operating profit before share of associates and joint ventures		338.0	314.5
Share of associates' and joint ventures' profit after tax		0.2	0.9
		-------	-------
Group operating profit from continuing operations	2	338.2	315.4
Investment income		64.1	51.2
Finance costs		(161.1)	(142.3)
		-------	-------

Profit from continuing operations before taxation		241.2	224.3
Tax expense	3	(69.5)	(65.4)
		-------	-------
Profit for the year from continuing operations		171.7	158.9
Discontinued operations			
(Loss)/profit for the year including impairment charge	4	(20.4)	15.2
		-------	-------
Profit for the year attributable to equity shareholders		151.3	174.1
Basic earnings per share on profit for the year	6	42.3p	46.9p
Basic earnings per share from continuing operations	6	48.1p	42.8p
Diluted earnings per share on profit for the year	6	42.1p	46.8p
Diluted earnings per share from continuing operations	6	47.9p	42.7p
Dividends paid per share in the year	5	30.85p	29.41p
Proposed final dividend per share	5	23.0p	21.6p

Group Statement of Recognised Income and Expense

	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m
Recycling of losses on cashflow hedges to the income statement	(2.9)	(2.1)
Gains/(losses) on hedges taken to equity	19.1	(0.6)
Exchange differences on translation of foreign operations	(7.9)	15.6
Actuarial gains in respect of defined benefit pension and other post-retirement benefits	26.1	9.5
Tax on items taken directly to equity	(12.7)	(1.5)
Other	(2.8)	(3.1)
	-------	-------
Total of items taken directly to equity	18.9	17.8

Profit for the year attributable to equity shareholders	151.3	174.1
	-------	-------
Total recognised income and expense for the year	170.2	191.9

Group Balance Sheet

	At 31 March 2007	At 31 March 2006
	£m	£m
Non-current assets		
Intangible assets	14.5	15.0
Property, plant and equipment	3,975.3	3,798.6
Investments in associated undertakings and joint ventures	2.0	1.8
Loans to associated undertakings and joint ventures	21.2	18.7
Retirement benefits surplus	7.3	-
	-------	-------
	4,020.3	3,834.1
Current assets		
Inventories	0.6	0.5
Trade and other receivables	157.2	181.5
Tax debtor	-	6.3
Cash and cash equivalents	96.0	82.7
Financial assets	-	27.8
	-------	-------
	253.8	298.8
Assets included in disposal groups held for sale	602.0	658.6
	-------	-------
Total assets	4,876.1	4,791.5
Current liabilities		
Trade and other payables	(247.3)	(264.5)
Financial liabilities	-	(1.5)

Tax liabilities	(35.6)	(36.5)
Short-term borrowings	(314.1)	(458.8)
	-------	-------
	(597.0)	(761.3)
Non-current liabilities		
Long-term borrowings	(1,769.5)	(1,486.8)
Long-term payables	(76.0)	(79.4)
Deferred grants and contributions on depreciated assets	(79.4)	(82.2)
Financial liabilities	(0.5)	(13.8)
Provisions	(1.2)	(3.4)
Deferred tax liabilities	(611.0)	(577.2)
Retirement benefits obligation	-	(62.1)
	-------	-------
	(2,537.6)	(2,304.9)
Liabilities included in disposal groups held for sale	(279.0)	(268.3)
	-------	-------
Total liabilities	(3,413.6)	(3,334.5)
	-------	-------
Net assets	1,462.5	1,457.0
Capital and reserves		
Share capital	55.8	57.0
Share premium account	16.7	16.7
Reserves	1,390.0	1,383.3
	-------	-------
Total equity attributable to equity holders of the parent	1,462.5	1,457.0

Group Cash Flow Statement

	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m
Group operating profit from continuing	338.2	315.4

operations

Operating profit from discontinued operations	41.6	32.8
Depreciation	140.9	143.6
Amortisation of grants and contributions	(3.2)	(3.2)
Exchange rate adjustments	38.0	(18.9)
(Increase)/decrease in inventories	(0.1)	0.2
Decrease/(increase) in trade and other receivables	7.5	(17.3)
Pension contributions in excess of operating costs	(38.8)	(15.1)
Increase in trade and other payables	10.6	25.0
	-------	-------
Cash generated by operations	534.7	462.5
Income taxes paid	(45.2)	(38.5)
Interest paid	(105.4)	(122.4)
	-------	-------
Net cash inflow from operating activities	384.1	301.6
Investing activities		
Interest received	10.2	16.1
Dividends received from associates and joint ventures	-	0.3
Loans (to)/from associates and joint ventures	(2.5)	2.5
Proceeds on disposal of property, plant and equipment	13.9	0.1
Purchases of property, plant and equipment	(395.0)	(331.9)
Capital grants and contributions	20.2	32.3
Purchase of intangible assets	-	(0.9)
	-------	-------
Net cash used in investing activities	(353.2)	(281.5)
Financing activities		
Dividends paid	(109.7)	(109.4)
Repayment of 5.25% Eurobond	(401.3)	-
Proceeds from index linked bonds	250.0	-
Proceeds from other borrowings	368.4	101.0

Repayment of obligations under finance lease and hire purchases agreements	(62.3)	(9.3)
Repurchase of own shares	(59.3)	(72.9)
	-------	-------
Net cash used in financing activities	(14.2)	(90.6)
	-------	-------
Net increase/(decrease) in cash and cash equivalents	16.7	(70.5)
	-------	-------
Cash and cash equivalents at beginning of year	95.7	165.1
Effect of foreign exchange rate changes on cash and cash equivalents	(1.0)	1.1
	-------	-------
Cash and cash equivalents at the end of the year	111.4	95.7

Notes to the accounts

The financial information in this preliminary announcement does not constitute the group's statutory financial statements for the year ended 31 March 2007 but has been extracted from the group's 31 March 2007 financial statements which were approved by the board on 7 June 2007, and as such, does not contain all information required to be disclosed in the financial statements prepared in accordance with International Financial Reporting Standards ('IFRS'). Statutory financial statements for this year will be filed following the Annual General Meeting. The auditors have reported on these financial statements; their report was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985.

The financial statements have been prepared using the accounting policies published in the company's accounts for the year ended 31 March 2006, which are available on the company's website at www.keldagroup.com, with the exception of amendments in presentation. The applied IFRS accounting policies were selected by management considering all applicable International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) by 31 March 2007.

The financial information has been prepared on the basis of IFRS in effect for the year ended 31 March 2007.

2. Segmental analysis of turnover and operating profit

	Year ended 31 March 2007		Year ended 31 March 2006	
	Turnover	Total operating profit	Turnover	Total operating profit
	£m	£m	£m	£m

UK Regulated Water Services	741.1	332.7	693.8	312.7
UK Service Operations				
- Group	85.1	5.6	78.5	3.8
- Associates and Joint Ventures	45.8	5.1	45.1	5.3
UK Service Operations	130.9	10.7	123.6	9.1
Sub-Total				
KeyLand				
- Group	6.4	4.3	7.1	2.7
- Associates and Joint Ventures	0.5	(0.0)	0.9	0.3
KeyLand Sub-Total	6.9	4.3	8.0	3.0
	-------	-------	-------	-------
Total	878.9	347.7	825.4	324.8
Unallocated corporate expenses		(4.6)		(4.7)
Less associates' and joint ventures' interest		(4.4)		(3.8)
Less associates' and joint ventures' tax		(0.5)		(0.9)
		-------		-------
Group operating profit from continuing operations		338.2		315.4
Discontinued operations				
US Operations	99.4	41.6	104.2	32.8
Interest and tax on discontinued operations		(16.5)		(17.6)
		-------		-------
Profit on discontinued operations		25.1		15.2
Impairment charge				
Impairment charge excluding depreciation adjustment		(32.8)		-
Depreciation not charged under IFRS 5		(12.7)		-
		-------		-------
		(45.5)		-
		-------		-------
(Loss)/profit for the year		(20.4)		15.2

including impairment charge

3 Tax expense

	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m
Taxation relating to continuing operations		
current tax	49.6	53.5
deferred tax	22.8	14.9
Prior year adjustments		
current tax	(1.4)	(13.3)
deferred tax	(1.5)	10.3
	-------	-------
Total tax on profit on ordinary activities	69.5	65.4

4 Discontinued operations

On 1 May 2007, the Board announced the completion of the disposal of Aquarion, the group's regulated US operation. The results of the US operations for the year including the non-regulated operations are summarised below:

	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m
Revenue	99.4	104.2
Expenses	(57.8)	(71.4)
	-------	-------
Operating profit	41.6	32.8
Impairment charge	(45.5)	-
Investment income	3.7	3.7
Finance costs	(14.0)	(12.6)
	-------	-------
(Loss)/profit before tax	(14.2)	23.9
Tax expense	(6.2)	(8.7)
	-------	-------
(Loss)/profit for the year from discontinued operations	(20.4)	15.2

The results of the group's US operations have been translated using average exchange rates of $1.89 to the pound (2006: $1.79). Exchange rates used to translate assets and liabilities at the balance sheet date were $1.96 (2006: $1.73).

5 Dividends

	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m
Equity - ordinary		
Final declared and paid (relating to prior financial year): 21.60p (2005: 20.66p) per share	76.6	76.9
Interim paid: 9.25p (2006: 8.75p) per share	33.1	32.5
	-------	-------
Dividends paid	109.7	109.4
Proposed for approval at AGM:		
Proposed final dividend for the year ended 31 March 2007:23.0p (2006: 21.60p) per share	81.8	78.3

6 Earnings per share

	Year ended 31 March 2007	Year ended 31 March 2006
Basic earnings per share on profit for the year	42.3p	46.9p
Basic earnings per share from continuing operations	48.1p	42.8p
Adjusted earnings per share on profit for the year	55.1p	46.9p
Adjusted earnings per share (excluding deferred tax) on profit for the year	61.4p	54.0p
Diluted earnings per share on profit for the year	42.2p	46.8p
Diluted earnings per share from continuing operations	47.9p	42.7p
Diluted adjusted earnings per share on profit for the year	54.9p	46.8p
Diluted adjusted earnings per share (excluding deferred tax) on profit for the year	61.2p	53.9p

Basic earnings per share (EPS) is calculated by dividing the profit attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the year. The ordinary shares held in the ESOT are excluded from the weighted average number of shares for this purpose.

For diluted EPS, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. The group has only one category of dilutive potential ordinary shares: those share

options granted to employees where the exercise price is less than average market price of the company's ordinary shares during the year.

	Earnings	Weighted average number of shares	Earnings per share	Earnings	Weighted average number of shares	Earnings per share
	£m	m	p	£m	m	p
Basic EPS	151.3	357.3	42.3	174.1	371.0	46.9
Effect of dilutive share options		1.1	(0.2)		1.2	(0.1)
	-------	-------	-------	-------	-------	-------
Diluted EPS	151.3	358.4	42.1	174.1	372.2	46.8
Basic EPS from continuing operations	171.7	357.3	48.1	158.9	371.0	42.8
Effect of dilutive share options		1.1	(0.2)		1.2	(0.1)
	-------	-------	-------	-------	-------	-------
Diluted EPS from continuing operations	171.7	358.4	47.9	158.9	372.2	42.7

Adjusted EPS is presented as an alternative measure below:

Basic EPS	151.3	357.3	42.3	174.1	371.0	46.9
Impairment charge (net of tax)	45.5	-	12.8	-	-	
	-------	-------	-------	-------	-------	-------
Adjusted EPS	196.8	357.3	55.1	174.1	371.0	46.9
Effect of dilutive share options		1.1	(0.2)		1.2	(0.1)
	-------	-------	-------	-------	-------	-------
Diluted EPS	196.8	358.4	54.9	174.1	372.2	46.8
Basic EPS	151.3	357.3	42.3	174.1	371.0	46.9
Impairment charge (net of tax)	45.5	-	12.8	-	-	
Deferred tax	22.7	-	6.3	26.3	-	7.1
	-------	-------	-------	-------	-------	-------
Adjusted EPS	219.5	357.3	61.4	200.4	371.0	54.0
Effect of dilutive share options		1.1	(0.2)		1.2	(0.1)

	-------	-------	-------	-------	-------	-------
Diluted EPS	219.5	358.4	61.2	200.4	372.2	53.9

7 Analysis of movement in net debt

	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m
Increase/(decrease) in cash and cash equivalents	16.7	(71.3)
Decrease in other financial assets	(30.4)	-
Decrease/(increase) in short term debt	144.0	(428.6)
(Increase)/decrease in long term debt	(293.8)	337.5
Currency translation differences	12.8	(7.7)
	-------	-------
Movement in net debt in the year	(150.7)	(170.1)
Net debt at the beginning of the year	(1,953.6)	(1,783.5)
	-------	-------
Net debt at the end of the year	(2,104.3)	(1,953.6)

8 Reconciliation of changes in equity

	Year ended 31 March 2007	Year ended 31 March 2006
	£m	£m
Shareholders' funds at start of year	1,457.0	1,443.0
Profit attributable to shareholders	151.3	174.1
Dividends approved and paid	(109.7)	(109.4)
Share buy-back	(59.3)	(72.9)
Treasury shares disposed of through vesting of share schemes	2.3	2.8
Share based payments charge	1.9	1.6
Tax on items taken directly to equity	0.1	-
Amounts recognised in the Group Statement of Recognised Income and Expense	18.9	17.8
	-------	-------
Shareholders' funds at end of year	1,462.5	1,457.0

END

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END